UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 13, 2010
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS THIRD QUARTER 2010 NET INCOME OF $15.0 MILLION; $0.41 PER SHARE.

PANAMA CITY, October 12, 2010 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the third quarter ended September 30, 2010.

Third Quarter Business Highlights
•
Net Income (*) for the third quarter 2010 amounted to $15.0 million, compared to $1.7 million in the second quarter 2010, and $15.8 million in the third quarter 2009.  93% of the Bank’s Net Income was the result of the Commercial Division’s strong quarterly performance, contributing Net Income of $13.9 million.

•	During the quarter, the Commercial Portfolio grew $607 million, or 17%, to reach a balance of approximately $4.2 billion. Year-on-year, the Commercial Portfolio has grown $1.3 billion, or 44%.

•
Net interest income in the third quarter 2010 was $20.0 million, a 16% increase over the previous period.  Fees and commissions amounted to $2.0 million, a decrease of $0.8 million compared to the previous quarter.  On a year-to-date-basis, fees and commissions have grown 66%, amounting to $7.2 million.

•	Net interest margin stood at 1.73% in the third quarter 2010, compared to 1.67% in the previous quarter, and 1.76% in the third quarter 2009.

•
With the Bank´s portfolio growth driven mainly by demand from established banking and corporate clients, portfolio quality continued to improve, as non-accrual loans declined 27% compared to the previous quarter to $33 million.

•
The Asset Management Unit reported Net Income of $2.6 million in the third quarter 2010, compared to a Net Loss of $9.4 million in the second quarter 2010, and Net Income of $2.8 million in the third quarter 2009.  The gain in the third quarter 2010 was mainly related to gains on investments in the Investment Fund.

•
The Bank’s Tier 1 capital ratio as of September 30, 2010 was 20.6%, compared to 23.4% as of June 30, 2010, and 24.6% as of September 30, 2009, while the leverage ratio as of these dates was 7.1x, 6.6x, and 5.6x, respectively.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments
Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "Solid as this quarter's results were, Bladex is particularly encouraged by the underlying trends, which support the Bank’s overriding objective of increasing profitability through balance sheet growth and higher income levels in the core business.

The Commercial Portfolio’s 17% growth in the quarter and 44% growth over the last year is a reflection of both the strength of the Region's trade flows recovery, and crucially, Bladex's ability to leverage an increasing share of this business across a variety of industries throughout the Region.  During the third quarter, Bladex experienced a 50% expansion of loan disbursements in both the corporate and financial institution segments, with total disbursements exceeding $1.7 billion.  Loan disbursements in Bladex’s new middle market corporate segment, though still small in absolute terms, grew at an impressive 76% to $109 million.  Due to rapid portfolio growth mainly fueled by segments and companies familiar to Bladex, credit quality has remained sound as the portfolio expands.  Bladex firmly believes that supporting this kind of quality growth is the best manner in which to deploy the Bank’s capital.

On the liability side of the business, the 23% quarterly growth in deposit balances drove the total to $1.9 billion, the highest level on record, and 52% higher than a year ago, providing the Bank with an attractively priced funding source, which has largely offset thinner lending spreads that have come with improving risk levels.

While down in the third quarter, commission income is 66% above the total of a year ago, a growing trend that Bladex expects to continue, fueled by the Bank’s expanding client base.

Results in the Asset Management Unit have improved, and are now largely in-line with the historical track record since the Unit initiated operations 4 years ago. As explained below, the Unit has taken measures to reduce the volatility of Bladex Capital Growth Fund. Bladex remains committed to the Asset Management business in light of what it views as the Bank’s competitive advantages.

As a combined result of these trends, the $15.0 million in quarterly Net Income was of high quality and well-diversified in nature, reflective of the composition that the Bank seeks as it steadily expands its business. The Bank's increased dividend announced today is meant to allow shareholders to share in Bladex’s growth as the Bank continues executing its strategy.”, Mr. Rivera concluded.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	9M10	9M09	3Q10	2Q10	3Q09
Net Interest Income	$53.5	$49.6	$20.0	$17.2	$17.4
Net Operating Income (Loss) by Business Segment:
Commercial Division	$37.5	$38.4	$14.0	$13.0	$13.0
Treasury Division	$(7.1)	$6.6	$(1.5)	$(2.8)	$1.2
Asset Management Unit	$(10.3)	$14.4	$3.1	$(11.8)	$3.3
Net Operating Income	$20.1	$59.3	$15.6	$(1.6)	$17.5
Net income	$24.6	$43.8	$15.5	$(0.7)	$16.3
Net income (loss) attributable to the redeemable noncontrolling interest	$(2.3)	$0.9	$0.5	$(2.4)	$0.5
Net Income attributable to Bladex	$26.9	$42.9	$15.0	$1.7	$15.8

Net Income per Share (1)	$0.73	$1.18	$0.41	$0.05	$0.43
Book Value per common share (period end)	$18.77	$18.23	$18.77	$18.35	$18.23
Return on Average Equity (“ROE”)	5.3%	9.1%	8.7%	1.0%	9.5%
Operating Return on Average Equity ("Operating ROE") (2)	3.9%	12.6%	9.0%	-1.0%	10.6%
Return on Average Assets (“ROA”)	0.9%	1.4%	1.3%	0.2%	1.6%
Net Interest Margin	1.70%	1.63%	1.73%	1.67%	1.76%
Efficiency Ratio (3)	60%	32%	40%	120%	33%

Tier 1 Capital (4)	$690	$671	$690	$680	$671
Total Capital (5)	$732	$706	$732	$716	$706
Risk-Weighted Assets	$3,352	$2,732	$3,352	$2,899	$2,732
Tier 1 Capital Ratio (4)	20.6%	24.6%	20.6%	23.4%	24.6%
Total Capital Ratio (5)	21.8%	25.8%	21.8%	24.7%	25.8%
Stockholders’ Equity	$689	$666	$689	$673	$666
Stockholders’ Equity to Total Assets	14.2%	17.9%	14.2%	15.2%	17.9%
Other Comprehensive Income Account ("OCI")	$(5)	$(9)	$(5)	$(11)	$(9)

Leverage (times) (6)	7.1	5.6	7.1	6.6	5.6
Liquid Assets / Total Assets (7)	6.9%	11.6%	6.9%	13.5%	11.6%
Liquid Assets / Total Deposits	18.1%	35.3%	18.1%	39.4%	35.3%

Non-Accruing Loans to Total Loans, net	0.9%	1.4%	0.9%	1.5%	1.4%
Allowance for Credit Losses to Commercial Portfolio	2.3%	3.5%	2.3%	2.7%	3.5%

Total Assets	$4,861	$3,723	$4,861	$4,412	$3,723

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through September 30, 2010, Bladex had disbursed accumulated credits of approximately $167 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, October 13, 2010 at 12:30 p.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.
The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through December 13, 2010.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 44126421.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3694
E-mail address:  bladex@i-advize.com